SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
   RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13(d)-2(a)

                             (Amendment No.  )*

                        Odyssey Petroleum Corporation
                              (Name of Issuer)

                         Common Stock, no par value
                       (Title of Class of Securities)

                                  67612N306
                               (CUSIP Number)

                               Bruce Lieberman
                             KA Investments LDC
                    c/o Deephaven Capital Management LLC
                           1712 Hopkins Crossroads
                            Minnetonka, MN  55305
                       Facsimile No.:  (612) 542-4244
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                             September 28, 1998
           (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.

_________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                     (Continued on the following pages)
                              Page 1 of 6 Pages

 --------------------                                       ----------------
|CUSIP No. 67612N306 |               13D                   |   Page 2 of 6  |
 --------------------                                       ----------------

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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     KA Investments LDC
----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                 (b)  [ ]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

     WC (See Item 3)
----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                             [ ]
----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
----------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    17,562,045 (See Item 5)
NUMBER OF      --------------------------------------------------------------
SHARES         8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY            0
EACH           --------------------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH
                    17,562,045 (See Item 5)
               --------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
-----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,562,045 (See Item 5)
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  [ ]
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59.77% (See Item 5)
----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
----------------------------------------------------------------------------

Item 1.      Security and Issuer.

             This Schedule 13D is filed in connection with the shares of common stock, no par value (the "Shares"), of Odyssey Petroleum Corporation, a corporation organized under the laws of Alberta, Canada (the "Company"), with principal executive offices at 1410, 530-8th Avenue S.W., Calgary, Alberta, Canada AB T2P3S8.

             This Schedule 13D is filed to report that:

             On September 30, 1997, KA Investments LDC, a Cayman Islands corporation (the "Reporting Person"), entered into a Convertible Debenture Purchase Agreement (the "Purchase Agreement") with the Company, pursuant to which the Reporting Person purchased an aggregate principal amount of $2,000,000 of the Company's 8% Convertible Debentures, due October 1, 2002 (the "Debentures"), which are convertible into Shares, and acquired a warrant to purchase up to 25,000 Shares (the "Warrant," and together with the Debentures, the "Securities"), in accordance with the terms set forth in the Purchase Agreement.

             The number of Shares reported in this Schedule 13D as beneficially owned by the Reporting Person is based in part on an assumed conversion of the full principal amount of the Debentures and exercise of the Warrant on September 25, 1998. However, it should be noted that, because the number of Shares that are issuable upon conversion of Debentures is derived from a conversion formula set forth in the Debentures which is based in part upon the market price of the Shares prior to the conversion of Debentures, the actual number of Shares that will be issued upon a conversion of the Debentures (and therefore beneficially owned by the holder thereof) cannot be determined at this time and will depend on market prices at time of conversion.

Item 2.      Identity and Background.

     (a)     The Reporting Person is a Cayman Island corporation.

     (b)     The address for the Reporting Person is:

                 c/o Deephaven Capital Management LLC
                 1712 Hopkins Crossroads
                 Minnetonka, MN  55305

     (c) The principal business of the Reporting Person is investing in securities.

     (d)(e) The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director, executive officer and controlling person, if any, of the Reporting Person, is set forth in Schedule A hereto. To the best knowledge of the Reporting Person each person listed on Schedule A is a United States citizen (except as otherwise noted in Schedule A) and, during the last five years, no person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

             All funds utilized by the Reporting Person to acquire the Securities pursuant to the Purchase Agreement were derived from investment capital of the Reporting Person and were payable in immediately available funds.

Item 4.      Purpose of Transaction.

             The Reporting Person acquired the Securities as an investment in the ordinary course of business and intends to continue to evaluate the performance of the Shares underlying the Securities (the "Underlying Shares"). In pursuing this investment objective, the Reporting Person analyzes the operations, capital structure and markets of the companies in which it invests, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). Depending on such assessments, the Reporting Person may acquire additional securities of the Company or may determine to sell or otherwise dispose of all or some of the Underlying Shares after a conversion of some or all of the Debentures or exercise of the Warrant. Whether the Reporting Person actually effects such sales will depend on its continuing evaluation of the diversity of its investment portfolio, as well as the price level and trading uncertainties of the Shares, available opportunities to dispose of the Underlying Shares, conditions in the securities markets and general economic and industry conditions. These sales may take place in the open market, through privately negotiated transactions with third parties, or through any other manner permitted by applicable law.

             Pursuant to Section 3.8 of the Purchase Agreement, the Reporting Person may not convert Debentures or exercise the Warrant to the extent such conversion or exercise would result in the Reporting Person beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) in excess of 4.999% of the then issued and outstanding Shares. Pursuant to Amendment No. 1 to the Purchase Agreement dated as of September 28, 1998, the Reporting Person and the Company have agreed to delete such Section 3.8 in its entirety. The Reporting Person is filing this Schedule 13D as a result thereof. Other than as a result of such amendment, the Reporting Person is of the view that it would not be necessary to file this Schedule 13D for the purpose of reporting the Shares held by the Reporting Person. Except as described herein, the Reporting Persons, or any executive officer or control person thereof, does not have any current plans or proposals with respect to any of the items described in (a) through (j) of Item 4.

Item 5.      Interest in Securities of the Issuer

     (a)(b) Based on an assumed conversion in full of the full principal amount of the Debentures, the payment of interest due thereunder in Shares and exercise of the Warrant on September 25, 1998, the Reporting Person would be deemed to be the beneficial owner of 17,562,045 Shares, which is equal to 59.77% of the Shares issued and outstanding. All of the Shares reported in this Schedule 13D as being beneficially owned by the Reporting Person are issuable upon assumed conversion and exercise (as applicable) of the Debentures (including the payment of interest thereunder) and the Warrant. The Reporting Person has sole voting and dispository power with respect to such Shares.

     (c)     See Exhibit 1 attached hereto.

     (d)     Not applicable.

     (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             In connection with the Purchase Agreement, the Reporting Person and the Company entered into a Registration Rights Agreement (the "Registration rights Agreement"), pursuant to which the Company agreed to register under the Securities Act of 1933, as amended, the Underlying Shares by the 30th day following the closing date for the transactions underlying the Purchase Agreement (the "Closing Date") and to use its best efforts to have the registration statement declared effective within 90 to 120 days of the Closing Date.

             Pursuant to a letter agreement dated August 6, 1998, between the Reporting Person and the Company, the Company agreed to use its best efforts to prepay the full amount due under the Debentures within sixty (60) days following the date of the letter agreement (the "Record Date") and the Reporting Person agreed not to convert in excess of $150,000 of the principal amount of the Debentures until the earlier of such prepayment by the Company or the Record Date.

Item 7.      Material to be Filed as Exhibits*

             1.  Purchase Agreement
             2.  Registration Rights Agreement
             3.  Form of Debenture
             4.  Form of Warrant

                                 Page 5 of 6
<page)

* Attached as an exhibit to the Registration Statement on Form F-3 filed by the Company on August 27, 1998.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 1998

KA Investments LDC



By:/s/ Gary Sobczak
   ---------------------
      Name: Gary Sobczak
      Title:   Secretary

Schedule A



I.   Control Persons of KA Investment LDC:

1.   Deephaven Market Neutral Trading L.P. (an Illinois limited partnership)
     Occupation:    Hedge Fund
     Address:       1712 Hopkins Crossroad
                    Minnetonka, MN 55305

2. Deephaven Market Neutral Fund Limited (a British Virgin Islands limited partnership)
     Occupation:    Hedge Fund
     Registered Office:  c/o International Fund Administration
                         48 Par-La-Ville Road, Suite 464
                         Hamilton, HM11 Bermuda

     Mailing Address:    1712 Hopkins Crossroad
                         Minnetonka, MN 55305

II.  Control Person of Deephaven Market Neutral Trading L.P.:

     Manager and General Partner: Deephaven Capital Management LLC (a Delaware limited liability company)

     Principals:    Irvin Kessler
                    Andrew Redleaf
                    Efi Gildor

     Address:       1712 Hopkins Crossroad
                    Minnetonka, MN 55305

III. Control Person of Deephaven Market Neutral Fund Limited:

     Advisor:       Deephaven Capital Management LLC

     Principals:    Irvin Kessler
                    Andrew Redleaf
                    Efi Gildor

     Address:       1712 Hopkins Crossroad
                    Minnetonka, MN 55305

                                                                    Exhibit 1


             Number of         Number of
            Shares Sold      Shares Bought
              On the            On the                        Net Common
 Date       Open Market       Open Market      Price        Stock Position
------     -------------    ---------------    -----        --------------

 8/4/98       10,000                          $    0.25        124,141
 8/5/98       12,000                          $    0.25        112,141
8/11/98       10,000                          $    0.25        102,141
8/12/98       40,000                          $    0.25         62,141
8/13/98       10,000                          $    0.25         52,141
8/19/98        2,500                          $    0.25         49,641
 9/3/98        4,000                          $  0.2188         45,641
9/17/98                         12,000        $    0.24         57,641
9/24/98        6,000                          $  0.1875         51,641
9/29/98       10,000                          $  0.1875         41,641